UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 11, 2010

Commission File Number 1–13522

China Yuchai International Limited

(Translation of Registrant’s name into English)

16 Raffles Quay #26-00

Hong Leong Building

Singapore 048581

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Exhibits Index

99.1	Press Release dated August 11, 2010 – China Yuchai International Announces Unaudited Second Quarter 2010 Financial Results

99.2	Unaudited Financial Statements for Second Quarter 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: August 11, 2010

CHINA YUCHAI INTERNATIONAL LIMITED

By:	/S/ BOO GUAN SAW
Name:	Mr. Boo Guan Saw
Title:	President and Director

Exhibit 99.1

China Yuchai International Announces

Unaudited Second Quarter 2010 Financial Results

Singapore, Singapore – August 11, 2010 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today its unaudited consolidated financial results for the second quarter and six months ended June 30, 2010. The financial information presented herein for FY 2009 and FY 2010 is reported using International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The financial highlights for the second quarter of 2010 are:

•	Net revenue was RMB 4.0 billion (US$ 591.4 million), an increase of 15.7% compared to the second quarter of 2009;

•	The gross margin was 22.3% compared with 16.7% for the second quarter of 2009;

•	Operating margin was 8.2% compared with 3.6% in the second quarter of 2009;

•

Total net profit attributable to China Yuchai’s shareholders was RMB 179.1 million (US$ 26.4 million), or earnings per share of RMB 4.81 (US$ 0.71), compared with RMB 64.8 million (US$ 9.5 million), or earnings per share of RMB 1.74 (US$ 0.26) in the second quarter of 2009;

•	As of June 30, cash and cash equivalent was RMB 3.5 billion (US$ 509.9 million).

Net revenue for the second quarter of 2010 was RMB 4.0 billion (US$ 591.4 million) compared with RMB 3.5 billion (US$ 511.1 million) in the second quarter of 2009, representing a 15.7% year-over-year growth. The total number of diesel engines sold by the Company’s main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), during the second quarter of 2010 was 132,092 units compared with 129,932 units in the previous year. There was an increase in engine sales volume notwithstanding the tightening of bank lending and other anti-inflationary measures implemented by the Chinese government. The effect of these actions together with higher inventories available in the industry, dampened the demand for buses and trucks. The stronger growth in revenue was primarily due to the shift of product sales towards more heavy and medium-duty engines compared with a year ago.

Gross profit was RMB 895.1 million (US$ 131.8 million) in the second quarter of 2010, representing a 54.2% increase over the gross profit of RMB 580.6 million (US$ 85.5 million) in the second quarter of 2009. The gross margin was 22.3% for the second quarter of 2010, a 5.6% improvement over the gross margin of 16.7% for the second quarter of 2009. In the second quarter of 2010, the Company sold more heavy and medium-duty engines which carry higher gross margins, compared to the same quarter last year.

Other income increased to RMB 17.2 million (US $2.5 million) compared to the same period in 2009 mainly due to the increase in interest income.

Research and development (“R & D”) expenses were RMB 82.9 million (US$ 12.2 million) in the second quarter of 2010 versus RMB 73.0 million (US$ 10.7 million) in the second quarter of 2009. As a percentage of net revenue, R & D spending was 2.1% of net revenue in the second quarter, in line with the same quarter last year.

Selling, general & administrative expenses in the second quarter of 2010 were RMB 498.3 million (US$ 73.4 million) compared with RMB 383.6 million (US$ 56.5 million) in the second quarter of 2009. These expenses represented 12.4% of second quarter 2010 net revenue compared with 11.1% of second quarter 2009 net revenue. The increase compared to the same quarter a year ago, is due to the increase in selling and distribution expenses relating to warranty, freight and delivery charges and sales promotion.

Operating profit was RMB 331.1 million (US$ 48.8 million) in the second quarter of 2010, a 162.9% increase over the RMB 126.0 million (US$ 18.6 million) in the second quarter of 2009. The increase is mainly due to higher gross profit. The operating margin was 8.2% in the second quarter of 2010 compared with 3.6% in the second quarter of 2009.

In the second quarter of 2010, total net profit attributable to China Yuchai’s shareholders increased 176.5% to RMB 179.1 million (US$ 26.4 million), or earnings per share of RMB 4.81 (US$ 0.71), in the second quarter of 2010 compared with RMB 64.8 million (US$ 9.5 million), or earnings per share of RMB 1.74 (US$ 0.26) in the second quarter of 2009.

Six Months Ended June 30, 2010

For the six months ended June 30, 2010, net revenues rose 41.6% to RMB 9.1 billion (US$ 1.3 billion). The gross profit increased by 80.1% to RMB 1.9 billion (US$ 282.8 million) representing a 21.1% gross margin. Operating income was RMB 799.8 million (US$ 117.8 million). Total net profit attributable to China Yuchai’s shareholders for the six months ended June 30, 2010 was RMB 450.9 million (US$ 66.4 million), or earnings per share of RMB 12.1 (US$ 1.78).

As of June 30, 2010, the Company had cash and cash equivalent of RMB 3.5 billion (US$ 509.9 million) compared with total short-term and long-term interest bearing loans and borrowings of RMB 929.5 million (US$ 136.9 million). Total equity attributable to China Yuchai’s shareholders increased to RMB 4.4 billion (US$ 653.6 million) on June 30, 2010, from RMB 4.0 billion on December 31, 2009. The total shares issued and outstanding as of June 30, 2010 were 37,267,673 shares.

On July 8, 2010, China Yuchai announced that further to its sale of 536 million shares out of the 550 million shares in Thakral Corporation Limited (“TCL”) at S$0.03 per share available in its placement exercise, its shareholding interest in TCL through its wholly-owned subsidiaries Venture Delta Limited and Grace Star Services Ltd., had reduced from 34.4% to 13.9%. Subsequently, the Company sold additional TCL shares in the open market resulting in its shareholding interest in TCL decreasing further from 13.9% to 12.3%.

Mr. Boo Guan Saw, President of China Yuchai, commented, “Our market share in the more profitable heavy and medium-duty engines has been increasing in the first half of 2010 compared with a year ago. We are introducing new engine models and increasing our production capacity of heavy-duty engines to improve our competitive position in this important segment. Pricing in the heavy-duty market remains favourable. We also see good opportunities in the industrial, marine and power generation markets to expand our sales and market position in both the domestic and international markets especially with our new engines. We have made great strides in enhancing the efficiency of our new automated foundry to increase production of key components and reduce costs. Also, production capacity at our new assembly facility at Xiamen has reached 50,000 units annually to supply to our customers in South-Central China.”

“Combining our increased in-sourcing capabilities through the new foundry and assembly plant, with the expansion of our product lines through our 3 strategic joint ventures, CIMC-Chery, Caterpillar and Geely, China Yuchai is in a better position to maintain its leadership position in China’s diesel engine industry. The CIMC-Chery joint venture is expected to commence production of its heavy-duty YC6K diesel engines at the end of 2010 which will add capacity to our heavy-duty engine volume. We have invested approximately RMB 140 million to double production of our 6L and 6M heavy-duty diesel engines from 62,000 units to a forecasted 120,000 units in early 2011. The remanufacturing joint venture with Caterpillar is expected to begin operations at Suzhou Industrial Park, Jiangsu Province in 2011 and the joint venture with Geely is expected to yield the first-generation prototype of the 4D20-2L diesel engine by the end of 2010. As urbanization continues in China with ongoing infrastructure investment and anticipated acceleration in public housing construction, trucks and buses will play an important role in the demand for transportation. According to the People’s Bank of China, China’s economy grew 10.3% in the second quarter of 2010 compared with 11.9% in the first quarter of 2010 due to the effects of the Chinese government’s credit tightening policy. Notwithstanding that 2010 is expected to continue to be a growth year in China, China’s slowing growth momentum could have an impact on our operating performance in the subsequent quarters of 2010 as compared with the first six months of 2010,” Mr. Saw concluded.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.7909 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on June 30, 2010. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 30, 2010 or at any other date.

Second quarter 2010 Earnings Web Cast

An audio web cast for the investment community has been scheduled for 8:30 A.M. Eastern Daylight Time today, August 11, 2010. The call will be hosted by Mr. Boo Guan Saw, President, and Mr. Weng Ming Hoh, Chief Financial Officer, who will present and discuss the financial results and business outlook of the Company, followed by a Q&A session.

The web cast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the web cast at least 5 minutes prior to the scheduled start time. The recorded web cast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2009, GYMCL sold 467,899 diesel engines and was consistently ranked No. 1 in unit sales by the China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel:    +1-646-284-9409

Email: kevin.theiss@grayling.com

   dixon.chen@grayling.com

— tables follow —

Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarter ended June 30, 2010 and 2009

(RMB and US$ amounts expressed in thousands, except per share data, unaudited)

	2nd Quarter, 2010		2nd Quarter, 2009
	RMB ‘000	US$ ‘000	RMB ‘000	US$ ‘000

Revenue, net	4,016,043	591,386	3,470,932	511,115

Cost of sales	3,120,913	459,573	2,890,356	425,622

Gross profit	895,130	131,813	580,576	85,493

Other income	(17,179)	(2,530)	(2,022)	(298)

Research & development costs	82,905	12,208	72,993	10,749

Selling, general and administrative expenses	498,258	73,371	383,646	56,494

Operating profit	331,146	48,764	125,959	18,548

Finance costs	37,569	5,532	18,137	2,671

Share of loss/(profit) of associates	245	36	(548)	(81)

Share of (profit)/loss of joint ventures	(163)	(24)	1,616	238

Profit before tax from continuing operations	293,495	43,220	106,754	15,720

Income tax expense	51,924	7,646	29,576	4,355

Profit for the period from continuing operations	241,571	35,574	77,178	11,365

Discontinued operations	—	—	(5,536)	(815)

Profit for the period	241,571	35,574	82,714	12,180

Attributable to:

Equity holders of the Parent	179,096	26,374	64,778	9,539

Non-controlling interest	62,475	9,200	17,936	2,641

	241,571	35,574	82,714	12,180

Net earnings per common share	4.81	0.71	1.74	0.26

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the six months ended June 30, 2010 and 2009

(RMB and US$ amounts expressed in thousands, except per share data)

	YTD 30th June, 2010		YTD 30th June, 2009
	Rmb ‘000	US$ ‘000	Rmb ‘000	US$ ‘000

Revenue, net	9,085,601	1,337,908	6,415,591	944,734

Cost of sales	7,165,303	1,055,133	5,349,451	787,738

Gross profit	1,920,298	282,775	1,066,140	156,996

Other income	(35,752)	(5,265)	(11,219)	(1,652)

Research & development costs	150,206	22,119	130,463	19,211

Selling, general and administrative expenses	1,006,004	148,140	715,758	105,400

Operating profit	799,840	117,781	231,138	34,037

Finance costs	76,560	11,274	34,736	5,115

Share of loss/(profit) of associates	197	29	(2,693)	(397)

Share of loss of joint ventures	7,617	1,122	7,480	1,101

Gain on acquisition of Guangxi Yulin Hotel Company Ltd in settlement of past loans	—	—	(202,950)	(29,886)

Profit before tax from continuing operations	715,466	105,356	394,565	58,104

Income tax expense	116,561	17,164	49,227	7,249

Profit for the period from continuing operations	598,905	88,192	345,338	50,855

Discontinued operations	—	—	(6,772)	(997)

Profit for the period	598,905	88,192	352,110	51,852

Attributable to:

Equity holders of the Parent	450,888	66,396	272,584	40,141

Non-controlling interest	148,017	21,796	79,526	11,711

	598,905	88,192	352,110	51,852

Net earnings per common share	12.10	1.78	7.31	1.08

Unit sales	327,109		251,681

CHINA YUCHAI INTERNATIONAL LIMITED

Selected Unaudited Consolidated Balance Sheet Items

(Rmb and US$ amounts are expressed in thousands)

	As of December 31, 2009	As of June 30, 2010
	RMB ‘000	RMB ‘000	US$ ‘000
	audited	unaudited	unaudited

Cash and cash equivalent	3,657,981	3,462,683	509,900

Trade and bills receivable, net	2,506,701	5,313,505	782,445

Inventories, net	2,130,026	1,716,337	252,741

Investment in associated companies	243,393	312,890	46,075

Total current assets	8,678,505	10,922,436	1,608,393

Total assets	13,305,911	15,699,342	2,311,821

Trade payables	4,749,651	6,059,807	892,342

Short-term and long-term interest bearing loans and borrowings	1,079,048	929,509	136,876

Equity attributable to equity holders of the Parent	4,049,331	4,438,452	653,588

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